ASTA HOLDINGS, CORP.

2360 CORPORATE CIRCLE, SUITE 400

HENDERSON

NEVADA, 89074-7739

March  5, 2014

Ms. Loan Lauren P. Nguyen

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Asta Holdings, Corp.

       Amendment No.1 to Registration Statement on Form S-1

       Filed February 5, 2014

       File No. 333-193153

Dear Ms. Nguyen:

Further to your letter dated January 27, 2014, concerning the deficiencies in Form S-1 filed on December 31, 2013, we provide the following responses:

General

Response to comment #1: We note your argument to our prior response to comments 3 relating to whether we are a shell company. However, we still do not believe that we are a “shell company”. In addition to description of various operations and activities undertaken by the registrant and described previously, since the filing of our prior registration statement we have:  1) Started to generate revenues from our operations - we have been paid $2,000 ($1,000 on January 2, 2014 and $1,000 on February 18, 2014) for services performed in February and to be performed in March 2014, pursuant to the signed service agreement as amended on February 27, 20142) Completed maintenance work in February of 2014 pursuant to the signed agreement with Inturia, Ltd. 3) Further work will be done in March-July, 2014 to fully commence the work pursuant to the signed Yacht Maintenance Agreement.

To summarize, we do not believe we are “shell company” because we have:  1) specific operations and business activities; 2) generated revenue.

Prospectus Summary, page 6

Response to comment #2: In response to this comment we removed our statements regarding our expansion to the United States throughout the prospectus.

Response to comment #3: In response to this comment we revised the disclosure as requested.

“Mr. Astafurau’s  experience and business contacts in yacht maintenance industry are essential to our business and have already resulted in the first revenues of $2,000 (earned on January 2, 2014 and February 18, 2014) for services performed in February and to be performed in March 2014, pursuant to the signed service agreement as amended on February 27, 2014  and are anticipated, but not guaranteed, to result in the future revenues. However, our sole officer and director will devote only a limited time to the company (approximately 15 hours/week) and has no experience in managing a public reporting company. As a result, operations may be periodically interrupted or suspended which could result in a lack of sufficient revenues and a possible cessation of operations. It is possible that the demands on Uladzimir Astafurau from his other obligations could increase with the result that he would no longer be able to devote sufficient time to the management of our business. We will also incur ongoing costs and expenses for SEC reporting and compliance (approximately $8,000 over the next 12 months). Without sufficient revenues we may not be able to remain in compliance, making it difficult for investors to sell their shares, if at all.

Response to comment #4: In response to this comment we revised our registration statement as requested:

“We cannot provide any guarantee that we will be able to generate additional revenues from the agreement signed with Inturia, Ltd.”

Risk Factors, page 7

Response to comment #5:  In response to this comment we added a risk factor as requested:

Our sole director and officer Mr. Astafurau will have sole discretion to determine his own salary and perquisites which may limit funds available for net income.

Even though we do not contemplate entering into any employment agreements or to pay our sole director and officer Mr. Astafurau any salary until such time as we begin profitable operations, Mr. Astafurau our sole director and officer will have sole discretion to determine his own salary and perquisites which may limit funds available for net income.

Because we do not have any insurance, page 8

Response to comment #6: In response to this comment we highlighted the title of the risk factor as requested.

 “We do not maintain any insurance and do not intend to maintain insurance in the future. Because we do not have any insurance, if we are made a party of a products liability action, we may not have sufficient funds to defend the litigation.

We do not maintain any insurance and do not intend to maintain insurance in the future. Because we do not have any insurance, if we are made a party of a products liability action, we may not have sufficient funds to defend the litigation. If that occurs a judgment could be rendered against us that could cause us to cease operations.”

Agreement, page 34

Response to comment #7: In response to this comment we revised the disclosure as requested.

Executive Compensation, page 39

Response to comment #31: In response to this comment we revised the disclosure as requested:

“We have no employment agreements with our sole officer and director. We do not contemplate entering into any employment agreements or to pay Mr. Astafurau any salary until such time as we begin profitable operations. However, Mr. Astafurau is our sole officer and director and will have sole discretion to determine his own salary and perquisites. We plan to pay Mr. Astafurau $1,000 per month when/if we begin profitable operations. Mr. Astafurau will not be compensated after the offering and prior to profitable operations. There is no assurance that we will ever generate sufficient revenues from our operations.”

Please direct any further comments or questions you may have to the company at astaholdings@gmail.com or Thomas Stepp, Stepp Law Corporation 15707 Rockfield Boulevard, Suite 101 Irvine, California 92618, e-mail tes@stepplawgroup.com

Thank you.

Sincerely,

/S/ Uladzimir Astafurau

Uladzimir Astafurau, Director